Exhibit 99.1

Höegh LNG Partners LP Announces New Director and New Chairman

11/30/2022

HAMILTON, Bermuda, November 30, 2022 -- Höegh LNG Partners LP (the “Partnership”) (NYSE: HMLP-PA) announces that Mr. Erik Nyheim has been appointed by the general partner of the Partnership to fill the vacancy created by the resignation of Mr. John V. Veech earlier this month as an appointed director of the Board of Directors of the Partnership (the “Board”). Additionally, Mr. Carlo Ravizza has been appointed by the appointed directors of the Board to succeed Mr. Veech as chairman of the Board.

Mr. Nyheim has served as President and Chief Executive Officer of Höegh LNG Holdings Ltd. since August 2022. Previously, he was a Partner of Boston Consulting Group’s Norwegian office where he had led their maritime practice since 2019. Prior to 2019, he worked for more than 15 years with the Wilhelmsen group. Mr. Nyheim holds a BSc Economics and Business Administration from the Norwegian School of Business and Administration (NHH) in Bergen.

Mr. Håvard Furu, Chief Executive Officer and Chief Financial Officer of the Partnership, commented “On behalf of the Partnership, I am very pleased to welcome Erik Nyheim as our new Director.”

Contact

The IGB Group, Bryan Degnan, +1 (646) 673-9701 / Leon Berman, +1 (212) 477-8438

Source: Höegh LNG Partners LP